Exhibit 99.1

Stantec signs letter of intent to acquire
New England’s FST
Century-old firm has broad, deep experience in infrastructure design

BURLINGTON, MA; EDMONTON, AB; (August 27, 2015) NYSE: TSX:STN

North American design firm Stantec will expand its Northeast presence with the planned acquisition of Fay, Spofford & Thorndike (FST), a 280-person Burlington, Mass.-based engineering, planning and environmental firm. With nine offices in Massachusetts, New Hampshire, Maine, Connecticut and New York, FST complements Stantec’s fast growing team of 1,200 people across the Northeast.

FST brings a 100-year history of delivering vital transportation and water infrastructure, buildings design and environmental solutions for hundreds of communities and private businesses across the Northeast US. The firm’s portfolio of projects includes airports, bridges, roadways, railways, marine/waterfront, water and wastewater treatment systems, trail design, and environmental services.

“FST’s recognized design excellence and commitment to local communities closely align with Stantec’s strengths,” said Bob Gomes, Stantec president and chief executive officer, announcing the acquisition letter of intent today. “Together, we bring even greater resources to handle the challenges ahead, whether it’s aging infrastructure, population growth, or general community resilience.” The acquisition is expected to close in October.

FST’s distinguished portfolio includes a span of services for major clients and local communities. Among their recent work: design as part of a Design/Build team to replace the 90-year-old Turner Center Bridge between Turner and Greene, Maine; design of the I-93/I-95 Interchange in Canton for MassDOT; design for the $33 million Logan Express Garage and Terminal for Massport; the Plymco Mill brownfields restoration in Plymouth, Mass; owner’s representative for runway safety improvements at Logan International Airport;  and design and construction administration for major facilities for the Massachusetts Water Resources Authority and the Boston Water & Sewer Commission.

“Stantec’s community-based culture, philosophy, and mission mirrors the values that FST has embraced throughout our rich history,” said Peter J. Howe, president and CEO of FST. “Their technical diversity, depth of resources, and stature, will allow our dedicated staff to continue to work on the biggest and most complex projects in the region, and our clients will quickly realize some compelling benefits, including the enhanced services we can offer by drawing from across the Stantec community.”

Stantec’s current presence in New England includes 11 offices in Maine, Massachusetts, Vermont, New Hampshire, and Connecticut. Stantec is one of the United States’ largest engineering and architecture firms, as ranked by national publications such as Engineering News Record and Building Design & Construction. Across the US, Stantec has more than 6,500 employees in 162 offices.

About Stantec
The Stantec community unites more than 15,000 employees working in over 250 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. For more information, visit www.stantec.com.

Cautionary note regarding forward-looking statements
This news release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Marti Mueller Stantec Media Relations Ph. (585) 319-3052 Marti.Mueller@stantec.com	Investor Contact Sonia Kirby Stantec Investor Relations Ph. (780) 616-2785 Sonia.Kirby@stantec.com	FST Contact Peter Howe President & CEO Ph. (781) 221-1121 phowe@fstinc.com

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